UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 1, 2004

NORTHERN CANADIAN MINERALS INC.

(FORMERLY AMERICAN NEVADA GOLD CORP.

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]  Yes   X         No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  000-50376

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Northern Canadian Minerals Inc.

(formerly American Nevada Gold Corp.)

(Registrant)

“Peeyush K. Varshney”

Date: September 1, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

(formerly American Nevada Gold Corp.)

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

September 1, 2004

Item 3.

Press Release

Issued on September 1, 2004, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Minerals Inc. (Formerly American Nevada Gold Corp.) announced that it has completed a non-brokered private placement, initially announced on July 13, 2004, of 2,500,000 units at a price of $0.15 per unit for total gross proceeds of $375,000.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Hari Varshney

Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 1st day of September 2004.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Wednesday, September 1, 2004

Contact:

Investor Relations

(No.2004-09 -05)

Phone (604) 684-2181

info@varshneycapital.com

NORTHERN CANADIAN MINERALS INC.

ANNOUNCES CLOSING OF PRIVATE PLACEMENT

Vancouver, British Columbia – September 1, 2004 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA) (the “Company”) is pleased to announce that it has completed a non-brokered private placement, initially announced on July 13, 2004, of 2,500,000 units at a price of $0.15 per unit for total gross proceeds of $375,000. Each unit consists of one common share and one share purchase warrant of the Company.  Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.20 per share for twelve months from the date of issuance and $0.30 per share thereafter, to a maximum of two years from the date of issuance.

The Company paid an aggregate of $17,550 as finders’ fees to non-arms length parties on a portion of the private placement.

The common shares are subject to a hold period expiring December 31, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

“Hari B. Varshney”

Hari B. Varshney

President

Suite #1304 – 925 West Georgia Street, Vancouver, B.C. V6C 3L2

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@varshneycapital.com        Website: www.americannevadagold.com